SILVER STANDARD RESOURCES INC.

Second Quarter Report

June 30, 2005

#1180 – 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2

Phone: (604) 689-3846 Fax: 604-689-3847

SILVER STANDARD RESOURCES INC.

REPORT TO SHAREHOLDERS

SECOND QUARTER 2005

Dear Shareholder:

During the second quarter of 2005, Silver Standard continued to update the feasibility study at Pirquitas in Argentina and to conduct exploration drilling on the company’s advanced Pitarrilla project in Mexico, both of which are wholly-owned. Silver Standard also completed a major reverse circulation drilling program at the Berenguela silver option in Peru and a drill program at its wholly-owned Diablillos silver-gold project in northern Argentina. Feasibility work is ongoing at the 50%-owned Manantial Espejo silver-gold project in Argentina.

Highlights

•

Drilling at the wholly-owned Pitarrilla project in Mexico added another silver zone – South Ridge – to the four existing zones, Cordon Colorado, Peña Dyke, Breccia Ridge and Javelina Creek. Two drills are now operating on the property as part of a plan to expand the known silver zones and to explore for new zones.

•

Silver Standard continued progress towards the development of Pirquitas. The company has issued a request for tenders to update the 1999/2000 feasibility study, and camp preparation work at Pirquitas is complete. Preparations are also underway at Pirquitas to access the high-grade Oploca Vein located outside the potential open pit by means of a ramp.

•	Drilling at Berenguela in Peru was completed and a resource estimate is under way.
•	Feasibility work is continuing at the 50%-owned Manantial Espejo project in Argentina under the direction of Pan American Silver Corp., the operator.
•

Silver Standard’s cash position at June 30, 2005, remains strong at $34.2 million. The company also holds 1.95 million ounces of physical silver, marketable securities and other investments with a value of $24.6 million at June 30, 2005.

Advanced Projects

Pitarrilla, Durango, Mexico

Silver Standard enjoyed continued success in the second quarter in ongoing exploration at this 100%-owned property. To date in 2005, the company has reported the discovery of three new silver zones, Breccia Ridge, South Ridge and Javelina Creek, all within a two kilometer radius. The discovery of the new silver zones significantly enhances the property’s resource potential.

The project now hosts five drill-defined zones of silver mineralization including the existing Cordon Colorado and Peña Dyke zones. These two existing zones host indicated silver resources totalling 60.2 million ounces and inferred silver resources totalling 13.1 million ounces.

Highlights from the ongoing drill program include:

•	Hole BP-140 at South Ridge which was collared in mineralization and intersected:

141.1 feet averaging 7.8 ounces of silver per ton (43.0 meters averaging 266.5 grams of silver per tonne), including 29.5 feet of 21.9 ounces of silver per ton (9.0 meters averaging 751.9 grams of silver per tonne);

•	Hole BPD-28 at Breccia Ridge which intersected two mineralized zones and terminated in mineralization:
291.3 feet averaging 1.7 ounces of silver per ton (88.8 meters averaging 58.3 grams of silver per tonne) and 0.50% zinc in the first zone, and
245.1 feet averaging 3.2 ounces of silver per ton (74.7 meters averaging 109.4 grams of silver per tonne) and 1.48% zinc in the second zone;
•	Hole BPD-23 at Breccia Ridge which intersected:
171.9 feet averaging 2.9 ounces of silver per ton (52.4 meters averaging 98.4 grams of silver per tonne), 0.88% lead and 0.60% zinc.

Reverse circulation hole BP-140 is the first drill hole to test the South Ridge Zone which was initially defined by a cluster of anomalous rock chip samples that were collected about 600 meters southeast of the center of the Breccia Ridge Zone. Oxidized silver mineralization was intersected by BP-140 from surface.

A preliminary interpretation of the silver mineralization of the South Ridge Zone suggests that it is an extension of the mineralization discovered at Breccia Ridge. Some 300 meters lie between the mineralized intercept in BP-140 and the Breccia Ridge mineralization intersected by BPD-17, the most southerly of the Breccia Ridge drill holes previously reported.

Based on the silver-bearing intersections obtained by drilling, the Breccia Ridge Zone appears to trend northwest, dips subvertically or steeply to the northeast, and has a strike length of at least 450 meters. The zone is open in both directions along its strike as well as down dip.

To expedite progress at Pitarrilla, the company now has two drills on site. A permanent camp infrastructure is under construction and metallurgical testwork is ongoing.

Pirquitas, Jujuy, Argentina

Work is proceeding rapidly to update the 1999/2000 feasibility study for the 100% interest Pirquitas project in order to reflect current economic and project-specific conditions.

First, Silver Standard has issued a request for tenders to five international engineering firms to update the 1999/2000 feasibility study. The company expects to let the contract in the third quarter of 2005 with completion anticipated in 2006. Second, Mine Development Associates (MDA) of Reno, Nevada, is reviewing the mine plan from the feasibility study to optimize operations. MDA’s review is expected to be completed in the third quarter of 2005. In addition, the cost of extending a nearby natural gas pipeline to the project area to generate electric power is being examined.

On site, a program of 2,800 meters of surface diamond drilling is planned in 2005, with the majority of the drilling focused on testing the extensions of the mineralization of the main ore body at Pirquitas. This program is now well under way.

Renovations for offices, a cafeteria and bunkhouses for up to 100 workers have been completed. Preparations for the construction of a decline to access the Oploca Vein, which is adjacent to the proposed open pit, are well advanced. Tenders have been received from contractors interested in underground operations at Oploca. Access to the Oploca Vein will also facilitate drilling under the proposed open pit, potentially augmenting resources at depth.

Berenguela, Peru

Silver Standard completed an aggressive reverse circulation drill program in the second quarter under the terms of its option agreement to acquire the silver resources at Berenguela. The program included permitting, 19,029 meters of reverse circulation drilling in 222 holes and metallurgical testwork.

The Berenguela property covers a zone of polymetallic mineralization at surface which hosts significant silver resources. To date, drilling has defined four contiguous zones that are open along strike and at depth. The focus of Silver Standard’s work has been the drill definition of near-surface mineralization with bulk mining potential.

The four zones are termed the West Block, Burton Block and Burton Block Extension, Cerro Block and Cerro Block Extension and the Chapi Zone. Silver Standard’s program demonstrated continuity of mineralization over a strike length of approximately 1,250 meters with average widths of approximately 200 meters. While mineralization was encountered in almost every hole drilled, the best intersections were drilled in the West Block.

The best West Block drill results included:

•	BER-95, located on Line 1100E, which intersected:

213.3 feet averaging 18 ounces of silver per ton (65 meters averaging 616.1 grams of silver per tonne), including 111.5 feet averaging 31.5 ounces of silver per ton (34 meters averaging 1,080 grams of silver per tonne).

•	BER-40, located on Line 1150E, which intersected:

177.2 feet averaging 15.2 ounces of silver per ton (54 meters averaging 520 grams of silver per tonne), including 128.0 feet averaging 18.2 ounces of silver per ton (39 meters averaging 624 grams of silver per tonne).

Silver Standard is preparing a resource estimate for the property in accordance with Canada’s National Instrument 43-101. The company expects to exercise its option to acquire silver resources at Berenguela following completion of the resource estimate in the third quarter of 2005.

Prior to the completion of Silver Standard’s drilling program, the property hosted an historic inferred silver resource totalling 14.0 million tonnes averaging 125 grams of silver per tonne, or 56.3 million ounces of silver resources.

Manantial Espejo, Santa Cruz, Argentina

The feasibility study on the 50%-owned Manantial Espejo joint venture in Argentina continues to progress and remains on target for completion in the fourth quarter. Exploration and infill drilling programs completed in the first half of the year have allowed for the refinement of mining methods and have significantly increased the joint venture’s confidence in the overall resource estimate, but have not materially increased the project resources as stated at December 31, 2004. The project is expected to produce in excess of 3.7 million ounces of silver and 56,000 ounces of gold annually.

As part of the completion of the feasibility study, capital and operating cost estimates are being reviewed to identify opportunities to optimize project economics, including the negotiation of power and infrastructure programs with the Argentine government. An Environmental Impact Study is also underway to secure the necessary mine development permits.

Other Projects

A drilling program was completed during the second quarter at the wholly-owned Diablillos silver-gold property located in Salta province in northern Argentina. Assay results are presently being compiled.

Shareholder and Investor Relations

During the second quarter, we presented at the European Gold Forum in Zurich and held meetings with shareholders and institutional investors in Frankfurt, Zurich, Geneva, Paris and London. In July, we met shareholders and prospective institutional investors in Boston and New York.

Shareholder information meetings are scheduled in various U.S. cities from September through November, 2005. Please check the company’s web site (www.silverstandard.com) for details.

Outlook

With precious metal prices trading within narrow ranges so far in 2005, Silver Standard and its peers have seen lower trading volumes and lower share prices compared to the comparable period in 2004. However, with advances toward development at Pirquitas, continued exploration success at Pitarrilla and progress at other projects, Silver Standard is continuing to create shareholder value and to consolidate our position as the Silver Standard.

On behalf of the Board,

“Robert A. Quartermain”

Robert A. Quartermain

President

August 9, 2005

SILVER STANDARD RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER 2005

(all amounts in Canadian dollars unless otherwise stated)

This management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the six months ended June 30, 2005 and 2004 is prepared as of August 9, 2005 and should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and in conjunction with the MD&A for the year ended December 31, 2004, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. Additional information relating to the company, including the company’s annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

1.	BUSINESS OVERVIEW

Silver Standard is a company focussed exclusively on the acquisition of and exploration for silver-dominant projects, with a portfolio of core properties in Argentina, Mexico, Peru, Chile, the United States, Australia and Canada. The company’s strategy is to acquire and advance high quality geopolitically diverse silver projects with defined resources in anticipation of higher silver prices. The company is quoted on the Nasdaq National Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

2.	SECOND QUARTER FINANCIAL RESULTS

For the quarter ended June 30, 2005, the company had a net loss of $1,040,000 or $0.02 per share compared to a loss of $195,000 in the second quarter of 2004. For the year to date a net loss of $1,983,000 ($0.04 per share) compared to income of $425,000 ($0.01 per share) in the second quarter of 2004. A discussion on the various components of the expense and income items compared to the prior year follows:

Three Months Ended June 30,	Six Months Ended June 30,
Exploration and mineral property costs	2005 $	2004 $	2005 $	2004 $
Property examinations and exploration	73,000	102,000	176,000	208,000
Reclamation and accretion	48,000	65,000	75,000	90,000
	121,000	167,000	251,000	298,000

The company continued its grass roots exploration and property examinations during the quarter, with the focus in Mexico and Peru. Exploration for the quarter was $73,000 compared to $102,000 in the prior year and of this total, $64,000 (2004 - $79,000) was spent in Mexico. For the six months, exploration was $176,000 (2004 - $208,000) and of this total, $147,000 (2004 - $163,000) was spent in Mexico. Reclamation and accretion expense was $48,000 during the quarter compared to $65,000 expensed during the second quarter of the prior year. For the year to date, reclamation costs were $75,000 compared to $90,000 in the prior year. Of the expense to date, $22,000 (2004 - $39,000) relates to the accretion impact on the recorded asset retirement obligations and $53,000 (2004 – $51,000) relates to current cash reclamation costs.

Three Months Ended June 30,	Six Months Ended June 30,
Expenses	2005 $	2004 $	2005 $	2004 $
Depreciation	6,000	7,000	32,000	13,000
General and administration	640,000	696,000	1,211,000	1,044,000
Internal controls over financial reporting	18,000	-	73,000	-
Professional fees	37,000	46,000	64,000	79,000
Salaries and employee benefits	114,000	121,000	305,000	192,000
Stock-based compensation	439,000	27,000	673,000	114,000
	1,254,000	897,000	2,358,000	1,442,000

Total expenses for the quarter were $1,254,000 and this compares to $897,000 for the comparable quarter of 2004 and for the year to date, expenses were $2,358,000 (2004 - $1,442,000). Of the year-to-date increase in expenditures of $916,000, $559,000 (61%) relates to non-cash stock-based compensation expense with the remainder of the difference due mainly to Sarbanes-Oxley compliance costs, higher general and administration costs and higher salary and benefit costs.

General and administration expenses were $640,000 for the quarter compared to $696,000 in the comparable quarter of the prior year. For the six months, expenses were $1,211,000 (2004 - $1,044,000). Cost increases were in the areas of computer and director expenses, corporate office rent as a result of expanded office size, costs associated with the production and mailing of our annual report, silver bullion storage and insurance costs, and listing and filing fees.

The company incurred $18,000 in internal control over financial reporting costs during the current quarter and for the six months $73,000. This new cost category was established to record both internal and external costs associated with compliance with Section 404 of the Sarbanes-Oxley Act in the United States and Multilateral Instruments 52-109 and 52-111 in Canada. Our costs to date are broken down into $50,000 for allocations of our staff time and $23,000 for payments to outside consultants. These costs will continue throughout 2005 and 2006 as we will be required to comply with the rules requiring a certification by management of the effectiveness of design and implementation of internal financial controls for the company’s December 2006 fiscal year-end.

Salaries and employee benefits were $114,000 for the second quarter compared to $121,000 in the comparable quarter of the prior year. For the six months, salaries and employee benefit expenses were $305,000 (2004 - $192,000). For the six months, the $113,000 in increased salary and benefits costs relates to additional staff and the impact of salary adjustments that were effective at the beginning of 2005.

Stock-based compensation expense for the quarter was $439,000 compared to $27,000 in the comparable quarter of 2004. The current quarter’s expense relates to the spreading of the fair value assigned to the previously issued options over their respective vesting periods, the revaluation of a number of options issued to non-insiders that were repriced during the quarter and the issuance of new options during the quarter. For the six months, the value of the stock-based compensation that has been expensed was $673,000 (2004 - $114,000).

Three Months Ended June 30,	Six Months Ended June 30,
	2005	2004	2005	2004
Other income (expenses)	$	$	$	$

Investment income	241,000	296,000	508,000	621,000
Gain on sale of marketable securities	90,000	439,000	126,000	788,000
Write-up (down) of marketable securities	(3,000)	(8,000)	7,000	(33,000)
Loss on sale of assets	--	--	--	(2,000)
Gain on sale of mineral properties	--	462,000	--	899,000
Write-down of silver bullion	--	(307,000)	--	(307,000)
Foreign exchange gain (loss)	7,000	(13,000)	(15,000)	199,000

	335,000	869,000	626,000	2,165,000

Interest income for the quarter was $241,000 compared to $296,000 for the comparable quarter of 2004. For the six months, it was $508,000 (2004 - $621,000). The impact of higher interest rates was more than offset by a reduction in funds available for investment. The gain on sale of marketable securities recorded during the current quarter was $90,000 and this compares to $439,000 in the same period of the prior year. There were no sales of mineral properties in the current quarter compared to $462,000 in sales in the comparable quarter of the prior year. A foreign exchange gain of $7,000 was recorded during the quarter compared to a $13,000 loss recorded in the second quarter of 2004. For the six months, there was a $15,000 foreign exchange loss compared to a gain of $199,000 in 2004.

Summary of quarterly results

(expressed in thousands of Canadian dollars, except per share amounts)

	2005 $		2004 $				2003 $
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (loss)	(1,040)	(943)	(1) (2,947)	(2) 1,004	(195)	(3) 620	(1,282)	(429)
Basic and diluted income (loss) per share	(0.02)	(0.02)	(0.06)	0.02	0.00	0.01	(0.03)	(0.01)

(1)	Includes $2,072,000 in non-cash expenses relating to the values assigned to stock options. A further $241,000 in bonus payments to staff was expensed.

(2)	The main contributing factor for the increase was the $1,710,000 gain on sales of marketable securities.

(3)

The company recorded investment income of $325,000, gains on sale of marketable securities of $348,000, gains on sale of mineral properties of $437,000 and foreign exchange gains of $212,000, resulting in income being reported in the quarter.

3.	FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash position at the end of the quarter, cash inflows and outflows for the quarter, silver bullion and other capital resources follows:

Cash and Cash Equivalents

At the end of the quarter, the company’s free cash position, including short-term deposits, decreased from $45,703,000 at the beginning of the year to $34,178,000 – a decrease of $11,525,000. Of this decrease, $6,583,000 took place in the second quarter. This second quarter decrease is primarily due to expenditures on mineral properties and purchase of marketable securities as discussed below.

Operating Activities

Cash flow from operations in the second quarter was a use of $222,000 compared to a use of $862,000 in the comparable period in 2004. The difference is mainly due to the timing of changes in non-cash working capital items.

Investing Activities

Mineral Properties

Total cash invested on mineral properties in the quarter was $5,246,000 compared to $2,946,000 in the comparable quarter of the prior year. For the year, $9,219,000 has been spent on mineral properties representing a 64% increase over the prior year. A summary by mineral property follows:

Three Months Ended June 30,	Six Months Ended June 30,
	2005 $	2004 $	2005 $	2004 $
Manantial Espejo	837,000	601,000	2,280,000	1,181,000
Pirquitas	631,000	100,000	937,000	170,000
Bowdens	173,000	293,000	241,000	562,000
Challacollo	188,000	50,000	306,000	94,000
Pitarrilla	1,268,000	1,055,000	2,225,000	1,483,000
Candelaria	72,000	80,000	191,000	199,000
Maverick Springs	17,000	-	161,000	-
Berenguela	1,455,000	341,000	1,897,000	354,000
Shafter	53,000	92,000	143,000	244,000
San Marcial	-	-	3,000	522,000
San Agustin	40,000	131,000	44,000	414,000
Diablillos	343,000	73,000	386,000	97,000
Other	169,000	130,000	405,000	304,000
	5,246,000	2,946,000	9,219,000	5,624,000

The above table reflects cash expenditures by property. It does not include the value of shares issued for mineral properties and other non-cash charges.

The three most active programs during the second quarter were the Berenguela property in Peru, the Pitarrilla property in Mexico and the Manantial Espejo property in Argentina. Expenditures on these properties represented 68% of the total mineral property expenditures for the quarter. At the Berenguela property, $1,455,000 (2004 - $341,000) was spent during the quarter. The company entered into an option and funding agreement in March 2004 to purchase the silver resources contained in this property. In the second quarter of 2005, $976,000 was spent on drilling and assaying on this property with the balance on various other exploration activities. At the Pitarrilla property, a total of $1,268,000 was spent during the quarter compared to $1,055,000 spent during the comparable quarter of 2004. A total of $579,000 was spent on drilling and assaying, with the balance on various other exploration activities relating to this large epithermal system. At Manantial Espejo, our share of the costs of the 50%-50% joint venture with Pan American Silver Corp. was $837,000 for the quarter and this compares to $601,000 spent during the second quarter of 2004. Work continued on the feasibility study with the target for completion in the fourth quarter. A total of $631,000 (2004 - $100,000) was spent on the Pirquitas property during the second quarter to prepare for underground development and drilling later in the year.

Property, Plant and Equipment

A total of $102,000 was spent during the second quarter of 2005 for property, plant and equipment. The addition during the current quarter relates to exploration equipment in Mexico and computer equipment and software at the corporate head office.

Purchase of Marketable Securities

During the quarter ended June 30, 2005 a total of $1,225,000 was spent on marketable securities, and of this amount $1,200,000 related to an additional investment in Minco Silver Corporation. Our total investment in Minco Silver is $3,200,000. A director of the company and the president of the company are directors of Minco Silver.

Financing Activities

During the second quarter of 2005, the company raised a total of $92,000 from the issuance of new equity compared to $5,919,000 in the comparable period of 2004. In the current quarter, 26,000 stock options were exercised for total proceeds of $92,000. For the year-to-date, $471,000 was raised from the issuance of equity compared to $57,591,000 in the comparable period of the prior year. In the prior year, $43,951,000 was raised through a private placement and $11,543,000 was received on the exercise of warrants. In 2005 there were no funds raised through private placements or exercise of warrants.

	Three Months Ended June 30,		Six Months Ended June 30,
	2005 $	2004 $	2005 $	2004 $
Private placement	-	-	-	43,951,000
Exercise of stock options	92,000	229,000	471,000	2,097,000
Exercise of warrants	-	5,690,000	-	11,543,000
	92,000	5,919,000	471,000	57,591,000

Silver Bullion

The company holds 1,953,985 ounces of silver bullion carried at $15,787,000. The average cost of these ounces was $8.08 (US$5.85) per ounce. The market value at June 30, 2005 for the company’s bullion was $17,003,000. Of the ounces held, 260,194 have been lodged as collateral supporting a US$1,679,000 letter of credit. The balance of the ounces are liquid and are held recognizing that silver is an investment alternative for cash.

Marketable Securities

At June 30, 2005, the market value of the company’s marketable securities was $7,580,000.

Cash Resources and Liquidity

At June 30, 2005, the company had a very healthy working capital of $50,487,000 compared to $61,628,000 at December 31, 2004. This strong working capital position is sufficient to see the company through the next several years of planned exploration expenditures, property holding costs and administrative expenditures. Additional capital will be required as our projects are developed into production.

4.	ADDITIONAL DISCLOSURES

Related Party Transactions

During the six months ended June 30, 2005, the company recorded expense reimbursements of $127,800 (2004 - $90,200) from companies related by common management. At June 30, 2005, accounts receivable included $106,100 (2004 - $30,900) from related parties. The company holds marketable securities in a number of companies that have a common director and one company with two common directors. During the second quarter of 2005, a further investment of $1,200,000 was made in one of these companies.

Outstanding Share Data

The authorized capital of the company consists of an unlimited number of common shares without par value. As at August 9, 2005, the following common shares, options and share purchase warrants were outstanding.

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital Stock	51,688,402	-	-
Stock Options	1,853,369	1.90 – 20.50	0.5 – 4.9
Warrants	1,519,125	18.50	0.5
Fully diluted	55,060,896

New Accounting Policy

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company adopted the guideline on January 1, 2005. The adoption of this guideline did not have any impact on the company’s consolidated financial statements.

5.	APPROVAL

The Board of Directors of Silver Standard Resources Inc. has approved the disclosure contained in this quarterly MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, free of charge on our web site at www.silverstandard.com, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The MD&A contains certain forward-looking statements such as the company’s future plans, objectives and goals. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of Silver Standard Resources Inc. (“Silver Standard” or the “company”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and information. The company does not undertake to update or re-issue the forward-looking statements and information that may be contained herein, whether as a result of new information, future events or otherwise.

Silver Standard Resources Inc.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars, except number of shares - unaudited)

	June 30, 2005 $	December 31, 2004 $

Assets
Current assets
Cash and cash equivalents (note 7)	34,178	45,703
Silver bullion (note 4)	13,685	13,487
Marketable securities (market value: $7,580; 2004 - $7,059)	4,482	3,329
Accounts receivable	914	662
Prepaid expenses and deposits	419	587

	53,678	63,768

Restricted silver bullion (note 4)	2,102	2,300

Reclamation deposits	198	198

Mineral property costs (note 5)	152,564	143,175

Property, plant and equipment	2,075	659

	210,617	210,100

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,624	1,426
Current portion of asset retirement obligations	560	560
Mineral property payable	--	144
Current portion of long-term debt	7	10

	3,191	2,140

Asset retirement obligations	727	688

Future income tax liability	14,454	14,200

Long-term debt	40	46

	18,412	17,074

Shareholders' Equity
Capital stock (note 6)
Authorized
Unlimited common shares without par value
Issued
51,661,402 common shares (2004 - 51,576,802)	218,120	217,502
Value assigned to stock options	6,711	6,167
Value assigned to warrants	7,011	7,011
Deficit	(39,637)	(37,654)

	192,205	193,026

	210,617	210,100

Approved by the Board of Directors:

“R.E. Gordon Davis”	“William Meyer”

R.E. Gordon Davis Director	William Meyer Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the six months ended June 30, 2005

(expressed in thousands of Canadian dollars, except number of shares and per share amounts - unaudited)

Three Months Ended June 30,	Six Months Ended June 30,
	2005 $	2004 $	2005 $	2004 $

Exploration and mineral property costs
Property examination and exploration	73	102	176	208
Reclamation	48	65	75	90

	(121)	(167)	(251)	(298)

Expenses
Depreciation	6	7	32	13
General and administration	640	696	1,211	1,044
Internal control over financial reporting	18	--	73	--
Professional fees	37	46	64	79
Salaries and employee benefits	114	121	305	192
Stock-based compensation	439	27	673	114

	(1,254)	(897)	(2,358)	(1,442)

Other income (expenses)
Investment income	241	296	508	621
Gain on sale of marketable securities	90	439	126	788
Loss on sale of assets	--	--	--	(2)
Gain on sale of mineral properties	--	462	--	899
Write-up (down) of marketable securities	(3)	(8)	7	(33)
Write-down of silver bullion	--	(307)	--	(307)
Foreign exchange gain (loss)	7	(13)	(15)	199

	335	869	626	2,165

Income (loss) for the period	(1,040)	(195)	(1,983)	425

Deficit - Beginning of period	(38,597)	(35,516)	(37,654)	(31,632)

Adjustment for stock-based compensation	--	--	--	(4,504)

Deficit - Beginning of period, as restated	(38,597)	(35,516)	(37,654)	(36,136)

Deficit - End of period	(39,637)	(35,711)	(39,637)	(35,711)

Weighted average number of shares outstanding	50,754,265	48,052,141	51,624,876	46,997,586

Basic and diluted income (loss) per common share	(0.02)	(0.00)	(0.04)	0.01

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2005

(expressed in Canadian dollars - unaudited)

Three Months Ended June 30,	Six Months Ended June 30,
	2005 $	2004 $	2005 $	2004 $

Cash flows from operating activities
Income (loss) for the period	(1,040)	(195)	(1,983)	425
Items not affecting cash
Depreciation	6	7	32	13
Stock-based compensation	439	27	673	114
Gain on sale of mineral properties	--	(462)	--	(899)
Gain on sale of marketable securities	(90)	(439)	(126)	(788)
Write-down of marketable securities	3	8	(7)	33
Write-down of silver bullion	--	307	--	307
Asset retirement obligations	12	20	24	39
Foreign exchange gain	29	13	33	18

	(641)	(714)	(1,354)	(738)
Changes in non-cash working capital items
Accounts receivable and prepaid expenses	(135)	(175)	(373)	(723)
Accounts payable and accrued liabilities	554	27	1,198	(233)

	(222)	(862)	(529)	(1,694)

Cash flows from financing activities
Shares and warrants issued for cash	92	5,919	471	57,591
Share issue cash costs	--	(1)	--	(926)
Repayment of long-term debt	1	13	(9)	(28)
Share subscription received	--	(25)	--	--

	93	5,906	462	56,637

Cash flows from investing activities
Mineral property costs	(5,246)	(2,946)	(9,219)	(5,624)
Purchase of property, plant and equipment	(102)	31	(1,186)	(430)
Restricted cash	--	--	--	(2,500)
Proceeds from sale of marketable securities	148	565	205	1,186
Proceeds from sale of assets	--	--	--	2
Purchase of silver bullion	--	(15,779)	--	(15,779)
Purchase of marketable securities	(1,225)	(635)	(1,225)	(635)

	(6,425)	(18,764)	(11,425)	(23,780)

Foreign exchange (loss) gain on foreign cash held	(29)	(11)	(33)	(15)

Increase (decrease) in cash and cash equivalents	(6,583)	(13,731)	(11,525)	31,148

Cash and cash equivalents - Beginning of period	40,761	61,307	45,703	16,428

Cash and cash equivalents - End of period	34,178	47,576	34,178	47,576

Supplementary cash flow information (note 7)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2005

(expressed in Canadian dollars, except tables in thousands of Canadian dollars - unaudited)

1.	Description of business and nature of operations

Silver Standard Resources Inc. (the “company”) is in the process of acquiring and exploring silver mineral properties. It owns, or has under option, fifteen core projects at different stages of development in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. The company hopes to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statements of the company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements of the company. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

3.	New accounting policy

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company adopted the guideline on January 1, 2005. The adoption of this guideline did not have any impact on the company’s consolidated financial statements.

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2005

(expressed in Canadian dollars, except tables in thousands of Canadian dollars - unaudited)

4.	Silver bullion

The company owns 1,953,985 ounces of silver bullion at a cost of $15,787,000 for an average cost of $8.08 (US$5.85) per ounce. The company’s silver bullion is carried on the balance sheet at the lower of cost or net realizable value.

The company has lodged a US$1,679,000 bank letter of credit with the U.S. Department of the Interior, Bureau of Land Management relating to reclamation obligations on the Candelaria silver mine in Nevada. Under the terms and conditions with its banker, the company has the right to lodge collateral in Canadian dollars, U.S. dollars or silver bullion. The company has lodged silver bullion as collateral such that it has a coverage ratio value of 110% (US$1,847,000) of the letter of credit amount. Additional calls for collateral are to be made should the coverage ratio fall below 105%. As at June 30, 2005, 260,194 ounces of silver bullion were lodged as collateral to meet the required coverage ratio.

Balance sheet presentation – June 30, 2005

	Ounces	Total cost $	Market value $	Unrealized gain $

Silver bullion	1,693,791	13,685	14,739	1,054

Restricted silver bullion	260,194	2,102	2,264	162

	1,953,985	15,787	17,003	1,216

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2005

(expressed in Canadian dollars, except tables in thousands of Canadian dollars - unaudited)

5.	Mineral property costs

Details of the mineral properties that the company currently holds are as follows:

	Acquisition costs $	Exploration costs $	June 30, 2005 Total $	December 31, 2004 Total $
Argentina
Chubut	61	208	269	268
Diablillos	5,376	1,361	6,737	6,351
Manantial Espejo	4,411	12,321	16,732	14,452
Pirquitas	70,491	2,152	72,643	71,439
Other	-	92	92	51
Australia
Bowdens	10,892	7,173	18,065	17,823
Other	-	27	27	27
Canada
Silvertip	1,818	215	2,033	2,022
Sulphurets	2,393	1,255	3,648	3,648
Sunrise Lake	1,234	36	1,270	1,268
Chile
Cachinal	17	195	212	103
Challacollo	2,373	2,432	4,805	4,500
Juncal	16	37	53	49
La Flora	15	34	49	47
Mexico
Pitarrilla	1,328	5,418	6,746	4,494
Valenciana	35	265	300	282
Ortega	52	54	106	77
San Agustin	48	609	657	613
San Marcial	1,250	726	1,976	1,973
Other	152	274	426	223
Peru
Berenguela	554	2,569	3,123	1,227
United States
Candelaria	2,981	2,504	5,485	5,288
Maverick Springs	553	1,426	1,979	1,962
Shafter	2,544	2,587	5,131	4,988
	108,594	43,970	152,564	143,175

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2005

(expressed in Canadian dollars, except tables in thousands of Canadian dollars - unaudited)

6.	Outstanding shares and related information

(a)	Shares
Authorized:
Unlimited common shares without par value.

	Number of shares	Amount $

Capital Stock
Balance, December 31, 2004	51,576,802	217,502
Issued during the year
For cash
Exercise of options	84,600	471
Assigned value of exercised options	-	147

Balance, June 30, 2005	51,661,402	218,120

(b)	Warrants

At June 30, 2005, 1,519,125 share purchase warrants were issued and outstanding at an exercise price of Cdn $18.50 with weighted average remaining lives of 0.5 years expiring January 2006.

(c)	Options

At June 30, 2005, the total number of options outstanding was 1,880,369 with prices ranging from $1.90 to $20.50 with weighted average remaining lives of 3.0 years. This represents 3.6% of issued and outstanding capital.

7.	Supplementary cash flow information

(a)	Cash and cash equivalents included in the cash flow statement comprise the following:

	June 30, 2005 $	December 31, 2004 $
Cash on hand and balances held with banks	3,005	1,820
Short-term deposits	31,173	43,883
	34,178	45,703

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2005

(expressed in Canadian dollars, except tables in thousands of Canadian dollars - unaudited)

(b)	Non-cash financing and investing activities were:

Three Months Ended June 30,	Six Months Ended June 30,
2005 $	2004 $	2005 $	2004 $
Non-cash financing activities
Shares issued for finders’ fees	-	-	-	393
Shares issued for mineral properties	-	291	-	291
Warrants issued for finders’ fees	-	-	-	192
Finders’ fees satisfied by issue of shares and warrants	-	-	-	(585)
Values assigned to options	448	27	691	114
Adjustment for stock-based compensation	-	-	-	4,504
Shares issued relating to share subscription	-	-	-	455
Share subscription	-	-	-	(455)
Assigned value of options exercised	(20)	(26)	(147)	(828)
Capital stock issued	20	26	147	828
448	318	691	4,909
Non-cash investing activities
Shares issued for mineral properties	-	(291)	-	(291)
Marketable securities received for mineral properties	-	463	-	899
Foreign exchange component of future income tax liability capitalized to mineral property	(189)	-	(254)	-
Amortization capitalized to mineral property	1	-	(27)	-
Option value assigned to mineral property	(9)	-	(18)	-
Reclamation capitalized to mineral property	(8)	(8)	(15)	(16)
Foreign exchange component included in reclamation	-	-	-	3
Mineral property accrual	-	552	-	-
(205)	716	(314)	595

8.	Related party transactions

(a)

During the six months ended June 30, 2005, the company recorded expense reimbursements at cost of $127,800 (2004 - $90,200) from companies related by common management. At June 30, 2005, accounts receivable includes $106,100 (2004 - $30,900) from related parties.

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2005

(expressed in Canadian dollars, except tables in thousands of Canadian dollars - unaudited)

(b)

The company holds marketable securities in a number of companies that have a common director and one company with two common directors. During the second quarter of 2005, a further investment of $1,200,000 was made in one of these companies.

9.	Segmented financial information

The company has one operating segment, which is the exploration and future development of mineral properties. Segment assets by geographic location are as follows:

			June 30, 2005
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$
Property, plant and equipment	1,335	1	584	-	155	-	-	2,075
Mineral property costs	96,473	18,092	6,951	5,119	10,211	3,123	12,595	152,564
	97,808	18,093	7,535	5,119	10,366	3,123	12,595	154,639

				June 30, 2004
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$
Property, plant and equipment	-	1	462	-	63	-	-	526
Mineral property costs	26,220	17,556	6,931	4,553	5,225	645	11,292	72,422
	26,220	17,557	7,393	4,553	5,288	645	11,292	72,948